UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s name)

21/24F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Exhibits Index

Exhibit No.	Description
99.1	Announcement - Renewal of Continuing Connected Transactions Discloseable Transaction and Very Substantial Acquisition
99.2	Announcement - Record Date for Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2024

OneConnect Financial Technology Co., Ltd.

By:	/s/ Chongfeng Shen
Name:	Chongfeng Shen
Title:	Chairman of the Board and Chief Executive Officer